May 12, 2009

Ronald Alper, Esq.
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Chardan Acquisition Corp. Amendment No.1 to Form 10 Filed November 20, 2008 File No. 000-53465

Dear Mr. Alper:

We represent Chardan Acquisition Corp. (the “Company” or “Chardan”). We are in receipt of your letter dated December 11, 2008 regarding the above referenced filing and the following are our responses:

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 9

Prior Blank Check Company Experience, page 10

1.
We note your response to comment two from our comment letter dated November 5, 2008.  If your positions with Chardan 2008 China Acquisition Corp ended in September 2007 as indicated, please correct the sentence tense.  Otherwise, please revise.  In addition, please also discuss the activities and status of the company during your tenure as previously requested.

Answer:
This section has been revised to clarify that Mr. Propper is still the Chief Executive Officer of Chardan 2008 China Acquisition Corp. and to disclose that this entity is a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business. To date, the Company has not selected any target acquisition with which to complete a business combination.

2.
In each of the companies discussed, please ensure the dates of your involvement are included.  We note for example Chardan North China Acquisition.  In addition, in each of the descriptions, please provide information on the companies activities prior to the acquisitions indicated, whether the funds received in the offerings were expended on the acquisitions, and whether the acquired companies are generating revenues and/or profits.  Please also indicate whether you previously or currently beneficially held securities in the companies.

Answer:
This section has been revised to disclose that from March 2005 through September 2007, Mr. Propper served as the chief financial officer, secretary and a member of the board of directors of Chardan North China Acquisition Corp. which acquired HLS Systems International Ltd. in September 2007. Since September 2007, Mr. Propper has served as a director of HLS Systems International Ltd. (OTCBB Symbol: HLSYF). From March 2005 through January 2008, Mr. Propper served as the chief executive officer and a member of the board of directors of Chardan South China Acquisition Corp. (which through a merger became A-Power Energy Generation Systems - Nasdaq Symbol: APWR).  Mr. Propper no longer has any relationship with APWR.  Both HLSYF and APWR are generating revenues and profitable.  From its inception in December 2003 until November 2005, Mr. Propper served as the executive vice president and a member of the board of directors of Chardan China Acquisition Corp., an OTC Bulletin Board listed blank check company that was seeking to acquire an operating business in the People’s Republic of China. In November 2005, Chardan China Acquisition Corp. completed its business combination with State Harvest Holdings Ltd. and changed its name to Origin Agritech Limited (Nasdaq Symbol: SEED). Mr. Propper has no affiliation with the SEED at this time.  Mr. Propper beneficially owns securities in all of the above.

3.
Please discuss your continuing activities with Shine Media Acquisition Corp. and Jaguar Acquisition Corp.  Are additional acquisitions contemplated?  Will they be in competition for business acquisitions with the registrant?

Answer:
Mr. Propper currently has no relationship with Shine Media which failed to  approve a transaction and has since distributed all the money that was in trust back to its shareholders.  Jaguar Acquisition undertook an acquisition and is now called China Cablecom Holdings, Ltd.  Mr. Propper currently serves as a director for China Cablecom.  Since Mr. Propper is no longer involved with Shine Media and Jaguar Acquisition has completed a merger neither of these companies will compete with the Company.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/  GREGG E. JACLIN
       GREGG E. JACLIN